TopCap Partners, Inc.

Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	78,569
Accounts Receivable		52,722
Right-of-Use Asset		35,428
Prepaid expense		10,913
Total Assets	$	177,632
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	25,479
Deferred revenue		45,000
Lease payable		35,428
Total liabilities		105,907
Commitments and contingencies		-
Stockholder's Equity		
Common Stock, par value $0, 200 authorized, 200 shares issued and outstanding		200
Additional paid-in-capital		34,800
Retained Earnings		36,725
Total Stockholder's Equity		71,725
Total Liabilities and Stockholder's Equity	$	177,632